November 15, 2022

VIA EDGAR

Irene Barberena-Meissner

Loan Lauren Nguyen

Division of Corporation Finance

Office of Energy & Transportation

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3561

Re:	Ramaco Resources, Inc. Revised Preliminary Proxy Statement on Schedule 14A Filed October 12, 2022 File No. 001-38003

Ladies and Gentlemen:

On behalf of Ramaco Resources, Inc. (the “Company”) and in response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter, dated October 31, 2022, with respect to the Company’s Revised Preliminary Proxy Statement on Schedule 14A, filed October 12, 2022, I hereby confirm that the Company will respond to the Staff’s comments set forth in such letter on or before December 2, 2022.

If you have any questions regarding the foregoing, please contact the undersigned at (859) 244-7455.

Sincerely,

/s/ Barkley J. Sturgill, Jr.
Name:	Barkley J. Sturgill, Jr.
Title:	Senior Vice President, General Counsel and Secretary

cc:	Matthew R. Pacey, P.C., Kirkland & Ellis LLP Anthony L. Sanderson, Kirkland & Ellis LLP